SMART POWERR CORP.

4/F, Tower C

Rong Cheng Yun Gu Building Keji 3rd Road, Yanta District

Xi An City, Shaan Xi Province

China 710075

February 11, 2026

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Scott Anderegg

Re:	Smart Powerr Corp.
Registration Statement on Form S-1
Filed December 30, 2025
File No. 333-292500

Dear Mr. Anderegg:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Smart Powerr Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form S-1 (File No. 333-292500) so that it will become effective at 5:00 p.m. ET on Friday, February 13, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ Yongjiang Jackie Shi
Yongjiang Jackie Shi
Chief Financial Officer

cc:	McLaughlin & Stern, LLP